Exhibit 12.1
COLONIAL PROPERTIES TRUST
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions

	For the three-month period
	ended March 31,
(all dollar amounts in thousands)	2006		2005

Earnings:
Pre-tax income (loss) before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(2,263)		$(339)
Amortization of interest capitalized	600		600
Interest capitalized	(2,894)		(1,652)
Distributed income of equity investees	1,915		904
Fixed charges	38,643		29,572

Total earnings	$36,001		$29,085

Fixed Charges:
Interest expense	$32,407		$24,877
Capitalized interest	2,894		1,652
Debt costs amortization	1,529		1,230
Distributions to Series B preferred unitholders	1,813		1,813

Total Fixed Charges	$38,643		$29,572

Distributions to Series A, Series C and Series D preferred shareholders	$6,099		$3,695

Combined Fixed Charges and Preferred Share Distributions	$44,742		$33,267

Ratio of Earnings to Fixed Charges	(a	)	1.0

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	(b	)	(b )

a)	For the three months ended March 31, 2006, the aggregate amount of fixed charges exceeded our earnings by approximately $2.6 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the three months ended March 31, 2006 is primarily due to the Company recording amortization expense of approximately $5.3 million, related to intangible assets acquired in connection with 2005 acquisitions, including our merger with Cornerstone Realty Income Trust, Inc. in April 2005.

b)	For the three months ended March 31, 2006, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $8.7 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. For the three months ended March 31, 2005, the aggregate amount of fixed charges exceeded our earnings by approximately $4.2 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the three months ended March 31, 2006, is primarily due to the Company recording amortization and depreciation expense of approximately $22.7 million, related to assets acquired in connection with 2005 acquisitions, including our merger with Cornerstone Realty Income Trust, Inc. in April 2005. The deficiency of the ratio of earnings to fixed charges for the three months ended March 31, 2005, is primarily due to the classification of operations for assets held for sale and sold as discontinued operations.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

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